UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number:  001-34961

SYSWIN INC.
(Translation of registrant’s name into English)

9/F Syswin Building
No. 316 Nan Hu Zhong Yuan, Chaoyang District
Beijing 100102
The People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 27, 2011

Syswin Inc.

By:	/s/ Kai Li
Name:	Kai Li
Title:	Chief Financial Officer

EXHIBITS

Registrant hereby incorporates into this report on Form 6-K the following exhibits:

Exhibit No.	Description of Exhibit
99.1	Press release, dated June 27, 2011, captioned “SYSWIN Announces Management Changes”
99.2	Press release, dated June 23, 2011, captioned “SYSWIN 2010 Annual Report Hard Copy”